Exhibit 2.1

9th March, 2021

Supplement to the offer to purchase the activity and assets of Royal App Ltd (in Rehabilitation) dated 2.3.2021

Further to the bidding process which was held on 9.3.2021 in the offices of the Trustee for Royal App Ltd (in Rehabilitation) we wish to revise our offer as follows:

1.	The consideration as defined in paragraph 4.1 of the Sale Agreement shall stand at a sum of NIS 6,900,000 (in words: six million and nine hundred thousand new shekels), together with VAT as required by law. It is clarified that the sum which shall be paid by the purchaser within 48 hours from the time when the preconditions stated in paragraph 4.1.1 of the Sale Agreement have been met shall stand at a sum of NIS 690,000 (in words: six hundred and ninety thousand new shekels), together with VAT as required by law.

2.	The Purchaser undertakes to make up the amount which it deposited in the Trustee’s account to the sum of NIS 690,000 together with VAT as required by law within three (3) business days from the date of signing this supplement.

3.	In addition to the cash element of the consideration as specified in paragraph 4.1 of the Sale Agreement and in paragraph 1 above, the Purchaser undertakes to ensure that shares in the parent company Metro One Telecommunications Inc (hereinafter: “the parent company”) amounting to 8% of the parent company’s issued share capital after the aforementioned allocation, shall be deposited in the Trustee’s Account. It is clarified that the securities issued to the Company’s employees shall not dilute the shares which are to be allocated to the Trustee’s Account and that new investments within the parent company shall dilute the number of shares which shall be allocated to the Trustee’s Account pro rata with the rest of the parent company’s shareholders. Should the procedures required for the purpose of allocating the shares to the Trustee’s Account not be completed by the consummation date, then the Purchaser shall make sure that prior to the consummation date it furnishes the Trustee with security to guarantee that the obligation to allocate shares to the Trustee’s satisfaction is honored.

In witness whereof we have signed:

/s/ Elchanan Maoz

An (Israeli) company which is in the course of formation and which shall be under the full control of Metro One Telecommunications Inc.

Confirmation

I the undersigned, Moran Mordechai, the Purchaser’s attorney hereby confirm as follows:

1.	Messr. Elchanan Maoz who signed the Agreement in the purchaser’s name, are authorized to sign this Agreement on its behalf.

2.	The Purchaser’s above signature is binding upon it with regard to this Agreement.

14.3.21	/s/ Moran Mordechai
Date	Moran Mordechai, Adv. (-) License No. 43543 AMP House 18 Raoul Wallenberg St. Building D Ramat HaHayal Tel Aviv 6971915

AGREEMENT

[Agreement for the purchase of activity and assets]

Which was drawn up and signed on 2nd March 2021

Between

Advocate Yaron Elhawi is his capacity as trustee for the company Royal App Ltd

(in Rehabilitation), Private Company No. 515294437

(hereinafter: “the Trustee”)

of the one part;

and

An (Israeli) company in formation which shall be under the

full control of Metro One Telecommunications Inc.

(hereinafter: “the Purchaser”)

of the other part;

Whereas	On 1.2.2021 the District Court in Lod issued an order within the framework of Insolvency Case 53873-01-21 for the appointment of Advocate Yaron Elhawi as temporary trustee for the company Royal App Ltd which is attached to this Agreement marked Appendix 1A;

And whereas	On 8.2.2021 the Court authorized the Trustee to publish an invitation to submit offers for the purchase of the Company and/or its activity and/or its assets;

And whereas	On 28.2. 2021 the Court issued an order for the commencement of proceedings, the operation of the Company, and the appointment of Advocate Yaron Elhawi as trustee. The Court’s decision is attached to this Agreement marked Appendix 1B;

And whereas	Subject to the Court’s approval, the Purchaser wishes to purchase the property as defined, detailed and stipulated hereinafter in this Agreement;

It is therefore stipulated, declared and agreed between the parties as follows:

1.	General

1.1.	The foregoing preamble constitutes an integral part of this Agreement;

1.2.	The paragraph headings in this Agreement have been provided solely for the reader’s convenience and orientation and shall not be used to interpret this Agreement or for any other purpose.

1.3.	In this Agreement, the following terms shall have the meanings specified next to them:

“The Court”	The Lod District Court within the framework of Insolvency Case 53873-01-21.
“The Company”	Royal App Ltd
“The Trustee”	Advocate Yaron Elhawi is his capacity as the Company’s Trustee
“The Trustee’s Account”	Account No. 72103 which is held at the Main Branch of Bank Hapoalim (12) in the name of the Trustee, or any other account indicated by the Trustee.
“The date of the Trustee’s appointment”	The date on which the Court appointed Advocate Yaron Elhawi to serve as temporary trustee for the Company - 1.2.2021.
“The proposal form”	The proposal form which is attached herewith as an integral part of this Agreement marked Appendix 2.
“The invitation documents”	This Agreement, the proposal form, the instructions to the offeror, the confidentiality letter, the noncompetition declaration and the guarantee/banker’s draft in accordance with the versions published by the Trustee and signed by the Purchaser.

“The property”

The Company’s following assets and liabilities: (1) goodwill; (2) intellectual property and trademarks owned by the Company, including rights in patents in so far as they exist and rights of claim (if and in so far as they exist and are transferrable) for infringement of the aforementioned intellectual property; (3) agreements (rights and obligations) with customers in accordance with the list which is attached to the proposal form marked Appendix A (the customers agreements that shall be included in the property are those marked for such inclusion in the proposal form) (hereinafter: “the relevant customers agreements”), provided the agreements may be assigned under their terms or with the Court’s approval; (4) equipment and fixed assets owned by the Company and which shall actually be held by the Trustee on the consummation date; (5) with the exception of the excluded assets (as defined hereinafter), unless in the form of obligations imposed under the relevant customer agreements, the Purchaser does not take upon itself responsibility for past debts the causes of which arose before the insolvency proceedings were filed against the Company.

** Should the property according to the proposal form be different - the terms shall be altered accordingly**

“The excluded property”	All the Company’s remaining rights and assets of any type or kind, which are not included in the property, including: (1) rights, in so far as they exist, which the Company and/or the Trustee and/or any of the Company’s creditors have, including rights of claim, and all against the Directors and/or any of the office holders in the Company and/or any of its shareholders and/or companies related to one of the foregoing and/or any other party connected to the management of the Company and/or to the Company’s customers and/or other third parties (excluding rights against the Company’s customers if the agreements with them are to be transferred to the Purchaser within the framework of this Agreement and right relating to an infringement of the Company’s intellectual property rights, in so far as they exist and are transferable), and all with regard to the period before the consummation date (as defined above) ; (2) the Company’s shares; (3) the Company’s accumulated tax losses with the Tax Authority, should there be any; (4) the rights and monies in the Company’s and the Trustee’s accounts; (5) customers debts; (6) the monies and rights pertaining to the interim period including the sums and rights which the Company is entitled to with respect to the activity and/or contracts during the interim period; and (7) the balance of the Company’s assets which are not expressly included in the definition of the property above.

“Customers’ debts”	Debts owed to the Company by its customers (rights against debtors) for services which the Company provided prior to the consummation date.
“The preconditions”	The preconditions specified hereinafter in paragraph 9.
“The consummation date”	A date which shall be coordinated between the parties being no later than seven (7) business days from the date on which all the preconditions shall be met.
“The consideration”	The amount of the consideration specified in the proposal form and hereinafter in paragraph 4.
“The interim period”	The period between the date of the Trustee’s appointment and the consummation date.

2.	The Purchaser’s declarations The Purchaser declares and undertakes as follows:

2.1.	By itself and through experts and professionals acting on its behalf, it has seen and examined the property and all the rights which connected to and/or involved in it, including their physical and legal situation, the possibilities for using them, and for their practical, operational and legal exploitation, the number and/or quantity of the items of the property and their actual location, the Company’s equipment, the Company’s agreements with its customers (in so far as they exist) - the rights and obligations created by them and the restrictions on their transfer, the Company’s intellectual property and trademark rights (including rights in patents) in so far as they exist and the restrictions on their transfer, and all the other matters and documents concerning this contract, and that after examining all of the foregoing, it has found the property, including its restrictions, shortcomings and defects, whether it is aware of them at the time of signing this Agreement or not - to be suitable for its purposes, needs and use. The Purchaser declares that it is aware that the Trustee and/or the Company bear no responsibility for the scope and nature of the rights included in the property, and it relinquishes any complaint of fault and/or defect and/or unsuitability and/or deficiency and/or claim concerning and/or relating to the property and all that is connected with and/or involved in it and any other complaint against the Trustee and/or the Company.

2.2.	The Purchaser is aware that some of the Company’s equipment as mentioned in Form 11 may not actually be in the Company’s possession, and should that equipment not be in the Company’s possession on the consummation date then it shall not be included in the property and shall not be sold to the Purchaser within the framework of this Contract, and the Purchaser is and shall be precluded from making any complaint and/or demand and/or claim against the Company and/or the Trustee and/or anyone acting on their behalf in this regard.

2.3.

It is known and agreed that the property and/or any of the assets and/or the rights included in it may not exist and/or may be invalid and/or defective, and the Trustee and/or the Company take no responsibility upon themselves in connection with the relevant customers agreements and/or the willingness of the customers to continue and/or extend their contracts and/or the possibility of assigning the aforementioned agreements to the Purchaser, and the Purchaser relinquishes any claim and/or demand against the Trustee and/or the Company in this regard. The Purchaser takes upon itself all the Company’s obligations under the relevant customers agreements which shall be transferred to it within the framework of this Agreement, and under the agreements relating to the property which the Company and/or the Trustee entered into during the interim period.

The Purchaser is also aware that the Company has received approximately NIS 883,185 in grants from the National Authority for Technological Innovation (hereinafter: “the Innovation Authority”), that prior to the date of the Trustee’s appointment the Company paid to the Innovation Authority royalties of approximately NIS 53,158 for the years 2018-2019[1], that transferring the property to the Purchaser is subject to obtaining and the conditions of the Innovation Authority’s approval, and that the Purchaser’s future income in connection with the property may be subject (inter alia) to a statutory obligation to pay royalties to the Authority.

1 According to the data appearing in the Company’s books, without its accuracy having been confirmed by the Innovation Authority.

2.4.	The Purchaser is purchasing the entire property with all its components in its prevailing condition (AS-IS) and location (WHERE-IS) on the handover day, with the clear knowledge and undertaking that the property, including its restrictions, deficiencies and defects, whether it is aware of them at the time of signing this Agreement or not, is being purchased in its existing condition, that this method of purchase is compatible with its needs, purposes and uses, and that it does not have and shall not have any claim, demand or right against the Company and/or the Trustee and/or anyone acting on their behalf.

2.5.	The Purchaser is aware that between the date of the signing of this Agreement and the consummation date, the Trustee shall be using the property through any of the Company’s employees, within the framework of running the Company, including the collection of customers’ debts and continuing activity with some of the Company’s customers and/or suppliers, and that it does not and shall not have any complaint and/or demand and/or claim and/or right against the Trustee and/or the Company and/or against anyone acting on their behalf which is attributable directly or indirectly to the foregoing. Nothing in the foregoing shall constitute an undertaking by the Trustee to run the Company as a going concern until the consummation date.

2.6.	The Purchaser declares that it is aware and agrees that the property under this Agreement consists solely of the assets included within its foregoing definition, and that all the other assets of the Company of any kind or type which are not counted amongst the aforementioned assets, including the excluded assets, are not been sold to it within the framework of this Agreement, and it shall have no rights in and/or claims in relation to and/or debts attributable to them.

2.7.	It is agreed that should the Trustee require information which is stored in the Company’s computers, the Purchaser shall provide him with that information (through magnetic media and/or a hard copy, according to the Trustee’s preference), without any condition or restriction and in any case by no later than five (5) days from the date of the Trustee’s request, and should it be asked to do so, the Purchaser shall likewise grant the Trustee access to the Company’s computers and allow him to create a back-up for all the information stored in them, and all relating to the period up to the consummation date.

2.8.	The Purchaser declares that no legal, factual or other obstacle exists to prevent it from entering into and honoring all its obligations under this Agreement, that it has taken all the decisions required in order to enter into this Agreement, and that it has the economic ability to perform its obligations under this Agreement.

3.	The essence of the Agreement In return for full and punctual payment of the consideration and the performance of all the Purchaser’s other obligations, the Purchaser shall receive and/or acquire the property, unencumbered by any charge, attachment, or other right in accordance with and subject to section 34A of the Sale Law, 5728-1968, in the manner and upon the terms specified in this Agreement and all provided that the preconditions as stated hereinafter in paragraph 9 have been met.

4.	The consideration and the dates for its payment

4.1.	In return for the property, the Purchaser shall pay to the Trustee a sum of NIS 1,180,000 (in words: NIS one million one hundred and eighty thousand) (hereinafter: “the consideration”), on the following terms and dates:

4.1.1.	Within 48 hours from date on which the preconditions have been met, the purchaser shall pay to the Trustee a sum of NIS 118,000 (in words: one hundred and eighteen thousand new shekels) (which constitutes 10% of the consideration specified in paragraph 4.1.1 above) (hereinafter: “the first installment”).

4.1.2.	On the consummation date, the purchaser shall pay to the Trustee the balance of the consideration (hereinafter: “the second installment”).

4.2.	As security for the performance of its obligations under this Agreement, upon signing this Agreement the Purchaser shall hand over to the Trustee an autonomous bank guarantee worded in accordance with the version attached to the invitation documents, or a bank draft, in a total sum equivalent to 10% of the consideration together with the VAT payable thereon (hereinafter: “the bank guarantee”). The Trustee shall be entitled (but not be obliged) to cash the bank guarantee should the Purchaser breach its obligations under this Agreement, including if any of the sums which the Purchaser is obliged to pay under this Agreement shall not be fully and punctually paid. The bank guarantee shall be returned to the purchaser on the consummation date, subject to payment of the entire amount of the consideration and the performance of all the Purchaser’s obligations until that date.

4.3.	VAT shall be added to all components of the consideration as required by law, and shall be paid by the Purchaser to the Trustee in return for a lawful tax invoice.

4.4.	The Purchaser shall pay the components of the consideration to the Trustee through a banker’s draft or bank transfer (IBAN transfer) to the Trustee’s account. Should either of the installments be paid by way of a bank transfer, the Purchaser shall bear the costs of the transfer and the installment shall only be regarded as having been paid after the Trustee’s Account has actually been credited.

4.5.	Should any form of competitive bidding be orchestrated by either the Trustee or the Court, and the Purchaser shall submit the winning offer, then the amount of that offer shall be regarded as the sum specified in this Agreement and in the proposal form and shall constitute the consideration (as defined above in this Agreement). In the scenario stated in this paragraph, the Purchaser shall present the Trustee at his request with a suitable banker’s draft/bank guarantee in a sum equivalent to 10% of the amounts of the differential as aforesaid.

5.	Running of the Company during the interim period

5.1.	Until the consummation date, including after the date on which the preconditions were met, the Trustee shall be entitled (but not obliged) to continue running the Company upon such terms and to such extent as he shall in his discretion see fit and in accordance with the Court’s instructions, and the Purchaser shall have no claim or right against the Trustee and/or the Company in this regard.

5.2.	The Purchaser is aware that during the interim period some of the Company’s customers shall pay excess sums that may be deducted from future sums which those customers are obliged to pay under their existing agreements with the Company.

5.3.	The Trustee shall be entitled to all sums payable to the Company under its existing contracts during the period prior to the consummation date, even if they shall be received after that date. For the avoidance of doubt, it is clarified that the Trustee shall not bear responsibility and shall not be accountable for any payment with respect to any contracts after the consummation date and shall not under any circumstances be required to pay or transfer to the Purchaser any sums which were received during or prior to the interim period.

6.	Handing over of the property

6.1.	On the consummation date, provided that all the Purchaser’s obligations have been fully honored and in return for punctual payment of the entire consideration, the Trustee shall hand over to the Purchaser the rights in and possession of the property.

6.2.	The transfer of possession to the Purchaser shall be limited to receiving written authorization from the Trustee for the Purchaser to take legal possession of the property, without any physical handing over of the property taking place.

6.3.	Should the Purchaser not receive possession of the property for reasons that depend on the Purchaser, including nonperformance of any of its obligations under this Agreement and/or nonpayment of the entire consideration by the consummation date and/or the Purchaser’s refusal to take possession of the property for any reason, the Purchaser shall bear responsibility from the consummation date as the owner and/or the party in possession of the property, including with respect to its preservation, maintenance, insurance, liability to third parties and payment of all taxes. Notwithstanding the foregoing, the Trustee shall be entitled, but not obliged, to take in its place actions which the Purchaser is obliged to take as the owner and/or the party in possession of the property, in which case the Purchaser shall be obliged to reimburse the Trustee for any sum which he paid with respect to the property.

7.	Customers’ debts

7.1.	Customers’ debts do not constitute part of the property and the Trustee shall be entitled to any receipt pertaining thereto. Should the Purchaser for any reason receive sums on account of the customers’ debts it shall transfer them to the Trustee within 3 business days.

7.2.	The Trustee shall be entitled to receive any information and/or document and/or authorization which in his judgment shall be required for redemption and/or calculation of customers’ debts, and the Purchaser undertakes to transfer them to the Trustee within 7 days.

8.	The Company’s employees

8.1.	The Purchaser declares that it has been given the details which it requires regarding the Company’s employees, including details of basic salaries, the deductions and contributions which the employer is obliged to make and the employer’s costs which the Trustee is aware of.

8.2.	The Purchaser shall continue to employ the Company’s employees in the numbers and for the period specified in the proposal form which is attached to this Agreement (Appendix 2 above), in so far as they are specified.

8.3.	The Purchaser undertakes to continue employing those employees whose continued employment is required by law, including under the Employment of Women Law, 5714-1954.

8.4.	The Purchaser alone shall be responsible for reaching settlements with the Company’s employees concerning their employment by the Purchaser after the consummation date, should it wish to keep them on. The salaries of employees who were employed during the interim period shall be paid by the Company, and upon the consummation date their employment with the Company shall be deemed to have been terminated.

8.5.	The Company and/or the Trustee do not take upon themselves any responsibility regarding the employment of the Company’s employees by the Purchaser, the willingness of the employees to continue working for the Purchaser and/or the redemption of past debts owed to those employees (apart from redemption of sums owed to the employees which the Trustee is obliged to pay by law) and the Purchaser shall make no claim in this regard.

8.6.	The Purchaser shall not be liable for the payment of any debt to the Company’s employees with respect to the period prior to the consummation date.

8.7.	If in order to perform his functions, the Trustee shall require temporary assistance from the Company’s employees, then provided such assistance is reasonable and does not entail substantial expenses for the Purchaser, the Purchaser shall agree to provide it, gratuitously, through the employees. Beyond this, assistance as aforesaid shall be granted to the Trustee in return for payment in accordance with the number of work hours which shall actually be required and the cost to the Purchaser of employing the worker (without profit).

9.	Preconditions

9.1.	The validity of this Agreement is dependent upon fulfillment the following cumulative preconditions (jointly above and hereinafter: “the preconditions”) by no later than 60 (sixty) days from the date of filing the motion in the Court for approval of the contract under this Agreement (hereinafter: “the deadline for fulfillment of the preconditions”) :

9.1.1.	Receipt of the Court’s approval for the transaction upon which this Agreement is predicated.

9.1.2.	Receipt of the Innovation Authority’s approval for the transaction, should such approval be required.

9.1.3.	Receipt of the Competition Director General’s approval, including an approval subject to conditions, should such approval be required.

The Trustee shall be entitled (but not obliged) to extend the deadline for fulfillment of the preconditions from time to time, by additional periods, through written notices which shall be given to the Purchaser, and in such a case the deadline for fulfillment of the preconditions shall be regarded as the deferred date prescribed by the Trustee as aforesaid.

9.2.	In this regard - the following provisions shall apply:

9.2.1.	In the first stage this Agreement shall be signed by the Purchaser only. The Trustee shall add his signature to the Agreement shortly after the preconditions have been fulfilled.

9.2.2.	Should approval of the transaction be required by law from the Competition Director General, then the Purchaser shall file an appropriate request with the Competition Authority within five (5) days from the Court’s endorsement of the Agreement and it shall do all it can to obtain the necessary approval as soon as possible. The Purchaser shall present the Trustee with a copy of any document which was filed on its behalf and shall update the Trustee with all information concerning its request to the Competition Director General as aforesaid. The Trustee shall bear no responsibility for submitting the request to the Director General or for its results.

9.2.3.	Within five (5) days from the Court’s endorsement of the transaction the parties shall apply to the Innovation Authority for approval of the transaction upon which this Agreement is predicated, and shall act collaboratively in order to receive that approval as soon as possible.

9.2.4.	Should the preconditions be fulfilled by the deadline for fulfillment of the preconditions then this Agreement shall be considered valid for all intents and purposes, and the Trustee shall sign it.

9.2.5.	Should the preconditions not be fulfilled by the deadline for fulfillment of the preconditions, then at the Purchaser’s request the Trustee shall return the amount or the bank guarantee or the bank draft which the Purchaser deposited with him (as stated in paragraph 4.2 above) within seven (7) business days from the deadline for fulfillment of the preconditions, and all provided that the approval had not been withheld due to a breach on the part of the Purchaser.

10.	Taxes and mandatory payments

10.1.	The Trustee shall pay the following mandatory charges:

10.1.1.	Income tax, if and in so far as it shall apply to the sale of the property pursuant to this Agreement, on the date and in the manner prescribed by law.

10.1.2.	All other taxes and mandatory payments applying to the property, which were levied and the payment of which is required prior to the consummation date, in so far as such taxes exist and in so far as the Trustee is obliged by law to pay them, within the framework of the statutory arrangements relating to insolvency proceedings that were taken against the Company. It is clarified that the Trustee may not reach any settlement with the tax authorities in connection with payment of the tax as aforesaid, including receipt of an exemption from paying it, or not to actually pay it, inter alia based on the setting off of the Company’s past losses and/or the statutory order of debt redemption. It is clarified that the Trustee shall pay the aforementioned sums from the consideration monies and only in so far as, in his capacity as a trustee, he shall be obliged by law to pay them, and in accordance with the statutory order of debt redemption. It is clarified that nothing in the foregoing shall constitute a contractual obligation to make payment contrary to the statutory order of debt redemption or any obligation in favor of a third party.

10.2.	The Purchaser shall pay the following taxes and mandatory charges:

10.2.1.	All government or municipal taxes and other mandatory charges applying to and/or in connection with the property (or to any of the assets incorporated therein), which were imposed and payable from the consummation date onwards, in so far as such taxes exist and the Purchaser is legally obliged to pay them.

10.2.2.	VAT on the sums paid pursuant to this Agreement.

10.2.3.	All the sums required, in so far as they are required, in order to carry out and/or register and/or complete the transfer of the rights in the property and/or in any of its components.

11.	Prohibition on transfer of rights Until full redemption of the consideration for the property and fulfillment of all its obligations under this Agreement, the Purchaser may not transfer the rights in the property and/or in any of its components, including its rights and obligations under this Agreement, to any third party without the Trustee’s prior written consent.

12.	Breaches and remedies

12.1.	Should the Purchaser breach a provision of this Agreement, the Trustee shall be entitled to all the reliefs prescribed in the Contracts (Remedies for Breach of Contract) Law, 5731-1970.

12.2.	Without derogating from the foregoing, a fundamental breach of this Agreement by the Purchaser shall grant the Trustee a right to liquidated damages in a sum equivalent to the amount of the bank guarantee which the Purchaser is obliged to deposit as stated in paragraph 4.2 above, and this regardless of whether the Trustee shall choose to implement or rescind the Agreement and all without derogating from any other right and/or remedy which under the circumstances the Trustee has at his disposal. Should the Agreement be rescinded, the Trustee shall be entitled to set off this sum against any sum owed, if at all, to the Purchaser.

12.3.	The Trustee may rescind this Agreement in response to a fundamental breach by the Purchaser provided that he gave the Purchaser 14 days’ prior warning of his intention to do so and during that period the Purchaser did not rectify the breach.

12.4.	Any installment of the consideration which was not paid on time shall carry interest at the prevailing rate normally charged by Bank Hapoalim Ltd on unauthorized current loan account overdrafts, from three (3) days after the date scheduled for its payment in this Agreement until the date on which shall actually be fully paid. A delay of more than seven (7) days in paying any installment of the consideration shall constitute a fundamental breach of this Agreement. Should the consideration in this Agreement be fixed, with the Trustee’s consent, in foreign currency, any sum not paid on time shall be paid in shekels according to the exchange rate in force on the specified payment date or, if higher, according to the rate in force on the date of actual payment.

12.5.	The parties agree that a breach of one or more of the following paragraphs shall be regarded as a fundamental breach of this Agreement: 2, 4, 6, 7, 8, 10, 11 and 13.

12.6.	Nothing in the provisions of this paragraph 12 shall derogate from any other right and relief which the Trustee shall have at his disposal in the event of a breach of any of the Purchaser’s obligations and from any right and/or relief under the Contracts (Remedies for Breach of Contract) Law, 5731-1970.

13.	Liability and insurance From the consummation date onwards, the Purchaser shall be exclusively liable with respect to and in connection with the property, including liability towards any third party, for any damage which shall be caused, whether to its property or to the body or property of any third party in connection with the property. The foregoing shall also apply should possession not actually be handed over because of none payment of the full consideration or the Purchaser’s refusal to receive the property.

14.	Resolution of disagreements and disputes The Court as defined in this Agreement shall have the exclusive jurisdiction to adjudicate any disagreement or dispute in connection with this Agreement, its implementation and/or interpretation, and by its signature on this Agreement the Purchaser expresses his consent to the resolution of any dispute between itself and the Trustees within the framework of a request for directions proceeding.

15.	Miscellaneous

15.1.

Either party to this Agreement (hereinafter: “the Payor”), may pay any sum which under its terms the other party is obliged to pay (hereinafter: “the Debtor”), provided that such payment was preceded by seven (7) days’ prior written notice and that no other arrangement is prescribed in the Agreement for ensuring payment of the outstanding sum.

Should any sum be paid by the Payor as aforesaid, then unless stipulated otherwise in this Agreement, the Payor shall be entitled to reimbursement of the sum which he paid within seven (7) days from the date on which it was paid together with interest at the rate stated in paragraph 12.4 above. In any case, it is clarified that the Purchaser may not pay any of the Company’s and/or the Trustee’s liabilities which were created before the date of the Trustee’s appointment and/or which the Trustee is not obliged to pay by law.

15.2.	It is hereby clarified, that so long as the Court has not endorsed the sale under this Agreement and/or so long as no such endorsement has been brought to the Trustee’s attention, the Trustee may accept higher offers than the Purchaser’s offer for the property (in its entirety or part thereof or as part of other property). The Purchaser undertakes not to make and shall be precluded from making assertions which are contrary to the provisions of this paragraph.

15.3.	It is agreed that this Agreement does not constitute a contract in favor of any third party including any authority and that it only regulates the relationship between the Purchaser and the Trustee.

15.4.	Should one of the parties not enforce, or not enforce punctually, any of the rights conferred on it under this Agreement and/or by law in a specific case or series of cases, this shall not be seen as a waiver of the said right and/or any other rights. No extension and/or deferral shall be valid unless made in advance and in writing.

15.5.	The Purchaser undertakes to take all the additional steps (including, and without derogating from the foregoing, the signing of additional documents) which shall be required or wanted for the implementation and execution of this Agreement, in letter and spirit, and for fulfillment of the preconditions.

15.6.	No changes to this Agreement shall be valid unless made in writing and signed by all the parties to the Agreement.

15.7.	Notwithstanding all the provisions of this Agreement, by signing this Agreement the Purchaser fully and peremptorily relinquishes rights of setoff and/or lien against the Trustee with regard to any payment and/or reimbursement which the Trustee is entitled to under this Agreement. Under no circumstances shall the Purchaser be entitled, with respect to any claims, to set off any sums against installments of the consideration or against any other amounts which it is obliged to pay under this Agreement, and it must fully and punctually pay the consideration and other sums which it is liable for under the Agreement.

15.8.	The duties and obligations imposed on the Trustee in this Agreement shall be performed by him by virtue of his position and not in his personal capacity. The Trustee shall not be personally accountable to the Purchaser and/or to others concerning the payment of any sum or the taking of any action. It is further agreed that the Trustee does not represent the Purchaser with regard to this Agreement.

15.9.	If this Agreement is being signed for a company in formation (in this paragraph: “the Company”), then the founder who is signing it (in this paragraph “the Founder”) shall be responsible for honoring the Purchaser’s obligation under this Agreement until the Company has been established as aforesaid and a lawyer’s written confirmation was served on the Trustee within 14 days from the date of the Court’s endorsement that the Agreement had been lawfully ratified by the Company and that it is bound by it for all intents and purposes. After service of the confirmation as aforesaid within the aforementioned period, the responsibility shall fall jointly and severally on the Founder and the Company.

15.10.	If the Purchaser is signing this Agreement as a trustee for another/others (hereinafter in this paragraph: “the Beneficiary”), then the trustee who is signing it (hereinafter in this paragraph: “the Signing Trustee”) shall be responsible for honoring the Purchaser’s obligation under this Agreement until the Trustee has been served with confirmation signed by the Beneficiary and certified by a lawyer within 14 days from the date of the Court’s endorsement that the Agreement had been signed for him as a beneficiary and that it is binding upon him for all intents and purposes. After service of the confirmation as aforesaid within the aforementioned period, the responsibility shall fall jointly and severally on the Signing Trustee and the Beneficiary.

15.11.

Notices relating to this Agreement shall be sent by registered post or served personally, according to the parties addresses which are specified below, or any other address in Israel for which appropriate written notification shall be given, or through the fax number specified next to their address or any other fax number for which appropriate written notification shall be given.

Every notice shall be regarded as having been delivered to the recipient at the earliest of the following times: If it was delivered by hand - upon its actual service (or at the time when it was offered to the addressee, in the case of a refusal to accept it); if it was sent by registered post - three (3) business days from the date on which it was handed over for dispatch by registered post; and if it was sent by fax, on the first business day following the date specified in the transmission confirmation produced by the fax which sent it:

The Trustee - The firm of Gornitzky & Co, Advocates, 45 Rothschild Boulevard Tel Aviv Tel. 03-7109191; Fax. 03-5606555

The Purchaser - Care of the firm of Amit, Pollak, Matalon & Co; Address: 18 Raoul Wallenberg Building D 7th Floor, Tel. 03-5689000; Fax. 03-5689001

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In witness whereof the parties have signed:

/s/Elchanan Maoz	/s/Yaron Elhawi
The Purchaser	The Trustee

Confirmation

I the undersigned, Moran Mordechai, the Purchaser’s attorney hereby confirm as follows:

3.	Messr. Elchanan Maoz who signed the Agreement in the Purchaser’s name, are authorized to sign this Agreement on its behalf.

4.	The Purchaser’s above signature is binding upon it with regard to this Agreement.

2.3.21	s/Moran Mordechai
Date	Moran Mordechai, Adv.
License No. 43543
AMP House 18 Raoul Wallenberg St. Building D
Ramat HaHayal Tel Aviv 6971915